Exhibit 99.2
Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED )

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2007	2006
ASSETS
Current assets:
Cash	$116	$—
Accounts receivable	227,148	354,671
Income tax recoverable	12,387	8,701
Inventory	8,762	9,073

	248,413	372,445
Property, plant and equipment, net of accumulated depreciation	1,199,576	1,107,617
Intangibles, net of accumulated amortization	308	375
Goodwill	280,749	280,749

	$1,729,046	$1,761,186

LIABILITIES AND UNITHOLDERS ’ EQUITY
Current liabilities:
Bank indebtedness	$—	$36,774
Accounts payable and accrued liabilities	82,548	130,202
Distributions payable	16,349	38,985

	98,897	205,961
Long-term compensation plans	12,386	22,699
Long-term debt	123,773	140,880
Future income taxes	197,787	174,571

	432,843	544,111

Unitholders’ equity:
Unitholders’ capital (note 3)	1,412,294	1,412,294
Deficit	(116,091)	(195,219)

	1,296,203	1,217,075

	$1,729,046	$1,761,186

Units outstanding (000s)	125,758	125,758
See accompanying notes to consolidated financial statements

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

(Stated in thousands of Canadian dollars,	Three months ended September 30,		Nine months ended September 30,
except per unit amounts)	2007	2006	2007	2006

Revenue	$227,928	$349,558	$760,475	$1,109,535
Expenses:
Operating	123,197	167,810	389,259	532,474
General and administrative	12,663	20,168	37,492	58,967
Depreciation and amortization	17,535	19,134	53,045	55,324
Foreign exchange	1,131	15	2,024	(113)

	154,526	207,127	481,820	646,652

Operating earnings	73,402	142,431	278,655	462,883
Interest:
Long-term debt	1,623	1,808	5,802	6,444
Other	25	10	83	36
Income	(84)	(116)	(279)	(324)
Other	—	—	—	(408)

Earnings from continuing operations before income taxes	71,838	140,729	273,049	457,135
Income taxes: (note 4)	(3)	5,616	(3,650)	29,850
Current Future	2,139	1,561	23,208	(18,753)

	2,136	7,177	19,558	11,097

Earnings from continuing operations	69,702	133,552	253,491	446,038
Gain on disposal of discontinued operations, net of tax	2,956	6,115	2,956	6,115

Net earnings	72,658	139,667	256,447	452,153
Deficit, beginning of period	(139,703)	(204,102)	(195,219)	(303,284)
Distributions declared	(49,046)	(116,785)	(177,319)	(330,089)

Deficit, end of period	$(116,091)	$(181,220)	$(116,091)	$(181,220)

Earnings per unit from continuing operations:
Basic and diluted	$0.55	$1.06	$2.02	$3.55

Earnings per unit:
Basic and diluted	$0.58	$1.11	$2.04	$3.60

Units outstanding (000s)	125,758	125,613	125,758	125,613
Weighted average and diluted units outstanding (000s)	125,758	125,557	125,758	125,497
See accompanying notes to consolidated financial statements

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2007	2006	2007	2006

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$69,702	$133,552	$253,491	$446,038
Adjustments and other items not involving cash:
Long-term compensation plans	(3,685)	5,262	(10,313)	12,507
Depreciation and amortization	17,535	19,134	53,045	55,324
Future income taxes	2,139	1,561	23,208	(18,753)
Other	3	1	8	(405)
Changes in non-cash working capital balances	(65,424)	(84,558)	86,202	(39,200)

	20,270	74,952	405,641	455,511

Investments:
Purchase of property, plant and equipment	(40,926)	(80,379)	(149,468)	(190,697)
Proceeds on sale of property, plant and equipment	1,273	4,251	4,531	25,595
Business acquisitions, net of cash acquired	—	(16,403)	—	(16,403)
Proceeds on disposal of discontinued operations	2,956	7,337	2,956	7,337
Proceeds on disposal of investments	—	—	—	510
Changes in non-cash working capital balances	406	4,465	(9,708)	10,631

	(36,291)	(80,729)	(151,689)	(163,027)

Financing:
Distributions paid	(49,046)	(116,752)	(199,955)	(327,784)
Repayment of long-term debt	—	(614)	(95,753)	(180,219)
Increase in long-term debt	71,836	120,574	78,646	248,338
Issuance of Trust units	—	4,031	—	5,722
Changes in non-cash working capital balances	—	—	—	(22,060)
Change in bank indebtedness	(6,653)	(1,462)	(36,774)	(16,481)

	16,137	5,777	(253,836)	(292,484)
Increase in cash and cash equivalents	116	—	116	—
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$116	$—	$116	$—

See accompanying notes to consolidated financial statements

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars, except unit numbers)

NOTE 1	BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust’s consolidated audited financial statements for the year ended December 31, 2006 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Trust’s consolidated audited financial statements for the year ended December 31, 2006.

Effective January 1, 2007 the Trust adopted new accounting standards issued by The Canadian Institute of Chartered Accountants. The standards regarding the disclosure of comprehensive income (Sections 1530 and 3251) require a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. The Trust does have any amounts that would be included in comprehensive income, therefore, comprehensive income is equivalent to net earnings and no statement of comprehensive income is presented. The adoption of the standards relating to the recognition, measurement, disclosure and presentation of financial instruments (Sections 3855 and 3861), and hedge accounting (Section 3865) did not have a material impact on the consolidated financial statements.

New Canadian accounting standards relating to the disclosure of financial instruments and capital have been issued. The new standards have not yet been applied by the Trust. The application of these standards will result in additional disclosure when they become effective for the fiscal period commencing January 1, 2008.

Certain of the prior period’s comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 2	SEASONALITY OF OPERATIONS

The majority of the Trust’s operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring breakup” has a direct impact on the Trust’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

NOTE 3	UNITHOLDERS’ CAPITAL

(a) Authorized – unlimited number of voting Trust units

– unlimited number of voting exchangeable LP units

(b) Units issued:

Trust units	Number	Amount

Balance, December 31, 2006	125,536,329	$1,409,828
Issued on retraction of exchangeable LP units	43,858	488

Balance September 30, 2007	125,580,187	$1,410,316

Exchangeable LP units	Number	Amount

Balance, December 31, 2006	221,595	$2,466
Redeemed on retraction of exchangeable LP units	(43,858)	(488)

Balance September 30, 2007	177,737	$1,978

Summary	Number	Amount

Trust units	125,580,187	$1,410,316
Exchangeable LP units	177,737	1,978

Unitholders’ capital	125,757,924	$1,412,294

The Trust has a unitholder rights plan (the “Rights Plan”), the purpose of which is to protect unitholders in the event a third party attempts to acquire a significant interest in the Trust by ensuring that a person seeking control gives unitholders and the administrator of the Trust sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. Rights issued under the Rights Plan become exercisable when any person or group bids to acquire or acquires 20% or more of the outstanding units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase units at a 50% discount to the market price.

NOTE 4	INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust’s and its subsidiaries’ assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Earnings from continuing operations before income taxes	$71,838	$140,729	$273,049	$457,135
Federal and provincial statutory rates	33%	33%	33%	33%

Tax at statutory rates	$23,706	$46,441	$90,106	$150,855
Adjusted for the effect of:
Non-deductible expenses	50	70	455	198
Income to be distributed to unitholders, not subject to tax in the Trust	(21,468)	(39,551)	(68,544)	(119,594)
Other	(152)	217	(269)	850

Income tax expense before tax rate reductions	2,136	7,177	21,748	32,309
Reduction of future tax balances due to enacted tax rate reductions	—	—	(2,190)	(21,212)

Income tax expense	$2,136	$7,177	$19,558	$11,097

Effective income tax rate before enacted tax rate reductions	3%	5%	8%	7%

In June 2007 the federal government of Canada enacted a 0.5% reduction to corporate income tax rates to be effective after 2010.

The government of Canada’s Bill C-52 Budget Implementation Act, 2007 was enacted in June 2007 and includes legislative provisions that impose a tax on certain distributions from publicly traded specified income flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor (a combined 31.5% in 2011). Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. Due to Precision’s legal entity structure, the enacted SIFT tax measures have no significant impact on Precision’s future income tax provision.

NOTE 5	COMPENSATION PLANS
(a) Non-management directors
Effective July 1, 2007 non-management directors of Precision may elect to receive their annual retainer and meeting fees in the form of deferred trust units (“DTUs”). These units fully vest upon issuance to directors and will be adjusted for each distribution to unitholders by issuing additional DTUs based on the closing market price of Trust units on the trading day immediately prior to the day distributions are paid. DTUs are redeemable for equivalent Trust units upon ceasing to be a director of Precision.
Subsequent to September 30, 2007 10,504 DTUs for this plan have been granted.
(b) Officers and employees
Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units (“Performance DTUs”). These units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional Performance DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All Performance DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the Performance DTUs.
During 2007 Precision issued 81,296 Performance DTUs including additional Performance DTUs issued in lieu of cash distributions and redeemed 4,209 Performance DTUs on employee resignations and withdrawals. The values of these Performance DTUs are adjusted monthly based on the period-end trading price of Trust units and the resulting amount is included in accounts payable and accrued liabilities. Gains or losses resulting from these adjustments are charged to earnings. As at September 30, 2007 $1.6 million is included in accounts payable and accrued liabilities for the outstanding Performance DTUs. Included in net earnings for the three and nine months ended September 30, 2007 is a recovery of $0.5 million and $0.6 million respectively.
(c) Executive Plan
During the third quarter Precision instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 deferred trust units (“Bonus DTUs”) were granted and vested on September 1, 2007. The units are redeemed one-third annually beginning September 1, 2008 and settled for cash. The number of Bonus DTUs is adjusted for each distribution to unitholders by issuing additional Bonus DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. Subsequent changes in the unit value will be recorded as compensation expense and charged to earnings in the period the change occurs. Included in net earnings for the three and nine month periods ended September 30, 2007 is a charge of $3.4 million.

NOTE 6	SEGMENTED INFORMATION
The Trust operates primarily in Canada, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes contract drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion
Three months ended	Drilling	and Production	Corporate	Inter-segment
September 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$160,068	$71,570	$—	$(3,710)	$227,928
Operating earnings	58,877	22,538	(8,013)	—	73,402
Depreciation and amortization	10,490	6,129	916	—	17,535
Total assets	1,241,666	460,116	27,264	—	1,729,046
Goodwill	172,440	108,309	—	—	280,749
Capital expenditures	31,603	8,885	438	—	40,926

	Contract	Completion
Three months ended	Drilling	and Production	Corporate	Inter-segment
September 30, 2006	Services	Services	and Other	Eliminations	Total

Revenue	$246,364	$106,173	$—	$(2,979)	$349,558
Operating earnings	114,552	39,015	(11,136)	—	142,431
Depreciation and amortization	9,968	8,323	843	—	19,134
Total assets	1,184,581	491,954	61,506	—	1,738,041
Goodwill	172,440	108,284	—	—	280,724
Capital expenditures	68,005	11,385	989	—	80,379

	Contract	Completion
Nine months ended	Drilling	and Production	Corporate	Inter-segment
September 30, 2007	Services	Services	and Other	Eliminations	Total

Revenue	$519,792	$249,754	$—	$(9,071)	$760,475
Operating earnings	215,625	83,307	(20,277)	—	278,655
Depreciation and amortization	29,212	20,973	2,860	—	53,045
Total assets	1,241,666	460,116	27,264	—	1,729,046
Goodwill	172,440	108,309	—	—	280,749
Capital expenditures	127,169	21,330	969	—	149,468

	Contract	Completion
Nine months ended	Drilling	and Production	Corporate	Inter-segment
September 30, 2006	Services	Services	and Other	Eliminations	Total

Revenue	$786,659	$333,102	$—	$(10,226)	$1,109,535
Operating earnings	369,708	123,364	(30,189)	—	462,883
Depreciation and amortization	29,410	24,139	1,775	—	55,324
Total assets	1,184,581	491,954	61,506	—	1,738,041
Goodwill	172,440	108,284	—	—	280,724
Capital expenditures	157,443	30,294	2,960	—	190,697